FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 June to 30 June 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1.	Stock Exchange Announcement 18 June 2002 “Notification of Major Interests in Shares”
99.2.	Press Release dated 20 June 2002 “Dr Pepper Seven Up statement number 1”.
99.3.	Press Release dated 20 June 2002 “Dr Pepper Seven Up statement number 2”.
99.4.	Press Release dated 27 June 2002 “Dandy Acquisition”.

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed: R J Stack
Signed: Director

Dated: 1 July 2002